Lakeland Financial Corporation

September 24, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-0408

Attention: Mr. Matt McNair

RE:	Lakeland Financial Corporation
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
File No. 000-11487

Dear Mr. McNair:

Please allow this letter to serve as Lakeland Financial Corporation’s (“Lakeland”) request for additional time to respond to the comments of the Staff contained in a letter, dated September 11, 2009, relating to the above-referenced filings. Lakeland is currently working with its independent public accountants and legal counsel to respond to the September 11 letter and will provide a complete written response as required no later than October 2, 2009.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Kristin L. Pruitt

Kristin L. Pruitt

Senior Vice President and General Counsel